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                                                                    EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Artesian Resources Corporation:

We consent to the use of our report dated March 30, 2005 with respect to the consolidated balance sheets of Artesian Resources Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, and also to the use of our report dated April 29, 2005 with respect to management's assessment of the effectiveness of internal control over finanical reporting as of December 31, 2004 and the effectiveness of internal control over finanical reporting as of December 31, 2004, both of which incorporated herein by reference.


KPMG LLP

Philadelphia, Pennsylvania
July 19, 2005